Exhibit (a)(5)(i)

WESTERN ASSET INFLATION-LINKED INCOME FUND

ANNOUNCES TENDER OFFER COMMENCEMENT

NEW YORK – (BUSINESS WIRE) – December 4, 2020. Western Asset Inflation-Linked Income Fund (NYSE: WIA) (the “Fund”) announced today additional details concerning its previously announced cash tender offer for up to 20% of the Fund’s outstanding common shares (the “Shares”) at a price per Share equal to 99% of the Fund’s net asset value per Share as of the business day immediately following the expiration date of the tender offer (the “Offer”).

The Fund commenced the Offer on November 25, 2020 with an expiration time of 5:00 p.m., New York City time, on or about December 28, 2020, unless extended. If the Offer expires on December 28, 2020, the net asset value per Share for purposes of the Offer would be calculated as of the close of regular trading session on the New York Stock Exchange on December 29, 2020 (or if the Offer is extended, as of the close of the next trading day after the day to which the Offer is extended). Payment for such Shares will be made on or about December 31, 2020 (unless the Offer is extended). The Fund will repurchase Shares tendered and accepted in the Offer in exchange for cash. In the event the Offer is oversubscribed, Shares will be repurchased on a pro rata basis. Accordingly, shareholders cannot be assured that the Fund will purchase all of their tendered Shares.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell Shares of the Fund and the above statements are not intended to constitute an offer to participate in any tender offer. The tender offer has been made by an offer to purchase, a related letter of transmittal, and other documents filed with the U.S. Securities and Exchange Commission (“SEC”) on November 25, 2020. Shareholders of the Fund should read the offer to purchase and tender offer statement and related exhibits, as they contain important information about the tender offer. These and other filed documents are available to shareholders for free both at the website of the SEC and from the Fund. There can be no assurance that any Share repurchases will reduce or eliminate the discount of the Fund’s market price per Share to the Fund’s net asset value per Share.

Western Asset Inflation-Linked Income Fund, a diversified, closed-end management investment company, is administered by Legg Mason Partners Fund Advisor, LLC (“LMPFA”), is advised by Western Asset Management Company, LLC (“Western Asset”) and is subadvised by Western Asset Management Company Limited (“Western London”), Western Asset Management Company Ltd (“Western Japan”) and Western Asset Management Company Pte. Ltd. (“Western Singapore”). Each of LMPFA, Western Asset, Western London, Western Japan and Western Singapore is an indirect, wholly-owned subsidiary of Franklin Resources, Inc.

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the Fund’s current plans and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Additional information concerning such risks and uncertainties are contained in the Fund’s filings with the SEC.

For more information about the Fund, please call Investor Relations: 1-888-777-0102, or consult the Fund’s web site at www.lmcef.com. The information contained on the Fund’s web site is not part of this press release. Hard copies of the Fund’s complete audited financial statements are available free of charge upon request.

Category: Fund Announcement

Media Contact: Fund Investor Services-1-888-777-0102

Source: Franklin Templeton